UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 1

Retractable Technologies, Inc.

(Name of Subject Company [issuer] and Filing Person [offeror])

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

76129W105

(CUSIP Number of Class of Securities Underlying Options)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, TX 75068

(972) 294-1010

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$83,731	$3.30

*  Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s Common Stock that are eligible for exchange (the “Eligible Options”) will be exchanged for new options and cancelled pursuant to this offer. The Eligible Options have a value of $83,731 calculated based on the book value of the options computed as of the latest practicable date prior to the date of this filing according to the binomial option pricing model.  The filing fee, calculated in accordance with Rule 0-11, as amended by Fee Rate Advisory No. 6, equals $39.30 per $1,000,000 of the value of the transaction.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3.30
Form or Registration No.:	SC TO-I
Filing Party:	Retractable Technologies, Inc.
Date Filed:	October 17, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

(AMENDMENT NO. 1)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed by Retractable Technologies, Inc. (the “Company”), with the U.S. Securities and Exchange Commission on October 17, 2008 (the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible options for new options, on the terms and subject to the conditions described in the Offer to Exchange Stock Options dated October 17, 2008 filed as Exhibit No. (a)(1)(A) to the Schedule TO.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description
(a)(1)(K)	Form of Communication - Memorandum Enclosing Documents*

*              The enclosures were previously filed as Exhibit Nos. (a)(1)(C) and (a)(1)(J).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RETRACTABLE TECHNOLOGIES, INC.
(Registrant)

BY:	/s/ Thomas J. Shaw
THOMAS J. SHAW
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DATE: November 13, 2008

1